Exhibit 99.1

EDGEWATER TECHNOLOGY, INC.

20 Harvard Mill Square
Wakefield, MA 01880

LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE 3T

March 26, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Edgewater Technology, Inc. has obtained a letter of representation from Arthur Andersen LLP (“Andersen”) stating that the December 31, 2001 audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Very truly yours,

Edgewater Technology, Inc.

/s/ Kevin Rhodes

Kevin Rhodes
Chief Financial Officer